VOZROZHDENIE
BANK

File № 82-4257

SEC MAIL PROCESSING
RECEIVED
MAY - 7 2007
WASH. D.C. 186 SECTION

12.03.07
1101/2561

Bank Vozrozhdenie
7/4 Luchnikov Per., Bldg. 1, Moscow, GSP, 101990,
Russia
Tel. +7 (495) 777-0888, Fax +7 (495) 620-1999
vbank@co.voz.ru // www.vbank.ru

07023344

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption № 82-4257

PROCESSED
MAY 15 2007
THOMSON
FINANCIAL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Bank Vozrozhdenie forward to you Statement of material facts.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

Jw 5/10

Statement of material fact

Information that can materially effect the price of joint-stock company's securities

Signing the agreement with the organizer of trade at the securities market on including joint-stock company securities (bonds) into the list of securities accepted for trade by the organizer of trade at the securities market

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message
2.1. Corporate name of the organizer of trade at the securities market authorized to include joint-stock company securities (bonds) into the list of securities accepted for trade by the organizer of trade at the securities market: Non-public join-stock company Stock Exchange MMVB (MICEX). 2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the organizer of trade at the securities market: Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer with obligatory centralized keeping and without option of early redemption (state registration number 40101439B of February 8, 2007) 2.3. Date and number of the agreement on the basis of which the organizer of trade at the securities market included joint-stock company securities (bonds) into the list of securities accepted for trade by the organizer of trade at the securities market: Agreement on acceptance of securities for placement at Non-public joint-stock company Stock exchange MMVB (MICEX) No 030p dated 06.03.2007

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. March 6, 2007	Stamp	

Statement of material fact

Information that can materially effect the price of joint-stock company's securities

Inclusion of the joint-stock company securities (bonds) into the list of securities accepted for trade by the organizer of trade at the securities market

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message
2.1. Corporate name of the organizer of trade at the securities market: Non-public join-stock company Stock Exchange MMVB (MICEX). 2.2. Category (type), series of joint-stock company's securities included into the list of securities accepted for trade by the organizer of trade at the securities market: Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer with obligatory centralized keeping and without option of early redemption (state registration number 40101439B of February 8, 2007) 2.3. Number of joint-stock company securities (bonds) to be issued: 3 000 000 (Three million) pieces. 2.4. Joint-stock company securities (bonds) are accepted for trade without listing.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. March 6, 2007	Stamp	

Starting of bond issue placement

Statement of material fact

Information about stages of securities issue

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

Information about starting of bond issue placement

2.4. Information about starting of bond issue placement:

2.4.1. Category (type), series and other identification characteristics of securities.

Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.

2.4.2. Maturity (for bonds and options of the issuer).

1092 (one thousand ninety two) days from the initial date of issue.

2.4.3. State registration number of the securities' issue (additional issue) and the date of state registration.

40101439B dated February 8, 2007

2.4.4. Name of the registration authority that registered the securities issue.

Bank of Russia.

2.4.5. The number of securities issued and nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):

3,000,000 (Three million) pieces of RUR 1000 (one thousand rubles) nominal value each.

2.4.6. Method of securities issue.

Open subscription.

2.4.7. Preemptive rights for shareholders of the issuer and / or other persons.

There are no preemptive rights for bonds issued.

2.4.8. Price for securities issued or procedure of its defining.

The procedure for determining the issue price: the price was determined by the decision of the Board of Directors of Bank Vozrozhdenie at 100% of the nominal value of bonds (Minutes No 6 dated December 29, 2006).

Starting from the second day of bonds issue a buyer while purchasing bonds will pay accrued coupon income, that is calculated from the initial date of issue as follows:

NKD = C(1) * Nom * (T-T(0)) / (365*100%), in rubles, where

NKD – accrued coupon income, in rubles

Nom – nominal value of 1 bond in rubles

C(1) – interest rate of first coupon, per cent per annum

T – current date

T(0) – initial date of issue

T-T(0) – number of days from the initial date of issue till the current date.

Accrued coupon income per one bond is calculated with approximation to 1 kopek (approximation is made according to the mathematic rules to the closest whole number).

2.4.9. Initial date of the bond issue.

March 7, 2007 (Minutes of the Board of Directors No 10 dated March 1, 2007)

2.4.10. Date of bond issue closing and the order of its determination.

Date of bond issue closing is determined as the earliest of two dates:

a) 5 (fifth) business day after the Initial date of the bond issue; or

b) date of issuing the last bond of this issue, but not later than 1 year from the date of state registration of this issue of securities.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. March 7, 2007	Stamp	

Close of bond issue placement

Information about stages of securities issue

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message

Information about close of bond issue placement

2.5. Information about close of bond issue placement:
2.5.1. Category (type), series and other identification characteristics of securities.
Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption.
2.5.2. Maturity (for bonds and options of the issuer).
1092 (one thousand ninety two) days from the initial date of issue.
2.5.3. State registration number of the securities' issue (additional issue) and the date of state registration.
40101439B dated February 8, 2007
2.5.4. Name of the registration authority that registered the securities issue.
Bank of Russia.
2.5.5. Nominal value of each issued security (if availability of nominal value is stipulated by the Russian law):
RUR 1000 (one thousand rubles).
2.5.6. Method of securities issue.
Open subscription.
2.5.7. Actual date of starting of bond issue placement.
March 7, 2007
2.5.8. Actual date of bond issue placement close
March 7, 2007
2.5.9. Actual number of bonds placed: 3,000,000 (Three million) pieces
2.5.10. Share of bonds actually placed in the total number of bonds of the issue that should be placed: 100%.
2.5.11. Actual price of placement and number of bonds placed at such price: 3 000 000 (three million bonds were placed at price of RUB 1000 (one thousand).
2.5.12. Method of payment for bonds that were placed: by funds transfer in currency of Russian Federation.
2.5.13. Information about deals with interest or large deals made in the process of placement and information about its approval by the governing bodies of the issuer or its absence:
No deals with interest or deals considered as large for the issuer were made in the process of bonds placement.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. March 7, 2007	Stamp	

Determination of coupon rate

Statement of material fact

Information about income accrued / paid on the securities of the issuer
Information about terms of fulfillment of issuer's obligations to the owners of the issuer's securities

1. General Data	
1.1. Full corporate name of the issuer	Bank Vozrozhdenie
1.2. Abbreviated corporate name of the issuer:	V.Bank
1.3. Location of the issuer:	7/4 Luchnikov pereulok, bldg. 1, Moscow, 101000, Russia
1.4. State Registration number of the Issuer:	1027700540680
1.5. Identification tax number of the issuer:	5000001042
1.6. Unique code of the issuer, assigned by the registration body:	1439
1.7. Internet site used by the Issuer for publishing messages:	**www.vbank.ru**

2. Content of the Message
2.1. Category (type), series and other identification characteristics of securities. Interest-bearing non-convertible secured documentary bonds of series 1 payable to bearer issued through open subscription with obligatory centralized keeping and without option of early redemption. 2.2. State registration number of the securities' issue (additional issue) and the date of state registration. 40101439B dated February 8, 2007 2.3. Name of the registration authority that registered the securities issue. Bank of Russia. 2.4. Essence of the issuer's obligation: to make a decision about the interest rate of first coupon on bonds. The governing body of the issuer that made a decision determining interest (coupon) rate on issuer's bonds: the rate of interest (coupon) on bonds was determined according to the Decision on issue and Prospectus of securities (state registration number 40101439B of February 08, 2007) approved by the Board of Directors of Bank Vozrozhdenie on December 29, 2006 (Minutes 6 of December 29, 2006). Rate of first coupon at 8.95% (eight and ninety five hundreds per cent) per annum was approved by the Management Board of Bank Vozrozhdenie (Minutes No9 of March 7, 2007). The date when issuer's obligation should be fulfilled: 07.03.2007. Information about fulfillment of the issuer's obligation: the obligation was fulfilled. 2.5. Date of the decision on determination the rate of interest (coupon) on bonds of the issuer: 07.03.2007. 2.6. Date of the Minutes of the issuer's governing body meeting where the decision determining the rate of interest (coupon) on bonds were made: 07.03.2007. 2.7. Total amount of interest or other income to be paid on issuer's bonds: 133 890 000.00 (one hundred thirty three million eight hundred ninety thousand) Russian Rubles. The amount of interest or other income to be paid on one issuer's bond: 44.63 (forty four) Russian Rubles 63 kopeks. 2.8. Method of payment of income on issuer's securities: by funds transfer in currency of Russian Federation. 2.9. Date when the obligation to pay income on the issuer's securities should be fulfilled – final date of the period: 05.09.2007. 2.10. Total amount of interest or other income on issuer's bonds already paid: 0 (zero) Russian Rubles.

3. Signature		
3.1. Deputy Chairman of the Management Board Bank Vozrozhdenie	(signature)	Alexander Dolgopolov
3.2. March 7, 2007	Stamp	

END